ENCOMPASS FUND

Opportunities. Not Boundaries.

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Welcome to the Encompass Fund. Our investment style provides our shareholders with exposure to a wide range of opportunities. Always taking risk into account, we invest in a variety of sectors and look for opportunities that our managers think have the best potential for appreciation, regardless of the size of the company or whether it is domestic or foreign. As a result, our investments include companies that we believe are deeply undervalued, and often are unknown, underappreciated, or not followed by analysts and Wall Street.

Historical Performance of Encompass Fund for the Period Ended 12/31/10:

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	Year To Date	1 Year	Annualized Since Inception (6/30/06)
Encompass Fund	60.00%	60.00%	10.04%
Wilshire 5000 Index	17.16%	17.16%	2.47%

Current Price of Encompass Fund:

Date: 1/13/2011
Net Asset Value (NAV): $14.69
Change from Previous Close: ($0.08)

Historical Prices (click here)

Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The Wilshire 5000 Index measures the performance of all U.S. headquartered equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-888-463-3957. The prospectus should be read carefully before investing.

ENCOMPASS FUND

Opportunities. Not Boundaries.

Portfolio Information

The Encompass Fund invests in a wide variety of sectors some of which are not well-known or well-understood by many American investors. While the Fund's Managers believe that companies in these lesser known sectors often have more appreciation potential than better known companies and often offer unusual opportunities, these companies may also offer less liquidity and may be more volatile.

The Fund managers currently believe that there are opportunities in commodities companies producing gold, silver, copper, nickel, uranium and oil and gas. The managers also believe that companies in the health care sector, both generic drug companies and branded drug producers, as well as industrial companies, consumer discretionary companies and Real Estate Investment Trusts (REIT's) provide attractive investment opportunities.

TOP TEN EQUITY POSITIONS
AS OF DECEMBER 31, 2010
(not audited, for informational purposes only)

NAME	PERCENT OF PORTFOLIO
URANIUM ENERGY CORP.	6.45%
AVALON RARE METALS INC.	6.00%
AVION GOLD CORPORATION	5.10%
PETRODORADO ENERGY LTD	3.52%
CROSSHAIR EXPLORATION & MINING	2.83%
TOURNIGAN ENERGY LTD.	2.81%
DELCATH SYSTEMS, INC.	2.59%
BIOEXX SPECIALTY PROTEINS	2.45%
FREEPORT MCMORAN COPPER & GOLD INC.	1.87%
L&L ENERGY CORP.	1.71%

URANIUM ENERGY CORP.

Uranium Energy Corp. is engaged in the production, acquisition and exploration of uranium in the United States.

AVALON RARE METALS INC.

Avalon Rare Metals Inc. is a Canadian junior mineral exploration and development company with a primary focus on the rare metals and minerals that are in increasing demand for high technology and environmentally-beneficial applications.

AVION GOLD CORPORATION

Avion is a Canadian-based gold company focused in West Africa. The Company currently holds 80% of the Tabakoto and Segala gold projects in Mali. Gold production at these projects has commenced, with approximately 66,000 ounces of production for 2009 rising to almost 101,000 ounces by 2012.

PETRODORADO ENERGY LTD

Petrodorado Energy Ltd. is a public Canadian international oil exploration company with oil operations in South America. To date, Petrodorado has been successful in acquiring high quality exploration blocks with significant drilling upside in Colombia, Peru and Paraguay.

CROSSHAIR EXPLORATION & MINING

Crosshair Exploration & Mining is involved in the exploration and development of uranium, vanadium and gold projects in the U.S. and Canada.

TOURNIGAN ENERGY LTD.

Tournigan Energy LTD. is a Canadian company engaged in the exploration and development of mineral properties in Europe. Its principal projects are uranium properties in Slovakia.

DELCATH SYSTEMS INC.

Delcath Systems, Inc., a development stage company, engages primarily in the development and testing of systems for the treatment of liver cancer. It develops Delcath system, a phase III clinical trial product for use in administering melphalan in the treatment of melanoma that has spread to the liver.

BIOEXX SPECIALTY PROTEINS

Founded in 2003 and Headquartered in Toronto, Canada, Bioexx has as a proprietary technology that uses significantly lower temperatures for the extraction of active ingredients and oils from oilseeds resulting in higher yields and higher quality proteins.

FREEPORT MCMORAN COPPER & GOLD INC.

Freeport-McMoRan is the world's largest publicly traded copper company. It mines geographically diverse, long-lived reserves of copper, gold and molybdenum.

L&L ENERGY CORP.

L & L operates coal mines, coal processing and a coal wholesale network in China.